Exhibit (n)(5)

CONSENT OF DUFF & PHELPS, LLC

We hereby consent to the inclusion of references to our firm and the limited valuation procedures our firm completed with respect to certain portfolio assets of OFS Capital LLC for which no market quotations were available, in this Pre-Effective Amendment No. 6 to Registration Statement (No. 333-166363) on Form N-2 of OFS Capital LLC filed on May 3, 2012 (the “Registration Statement”) in the section of such Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. By giving such consent we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated.

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

May 2, 2012